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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-31274 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 9/01/17 (MM/DD/YY) AND ENDING 8/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Conover Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 108th Avenue NE, Suite 725
(No. and Street)

Bellevue, WA 98004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Tribbel (425) 777-4676
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company, PA
(Name - if individual, state last, first, middle name)

100 E. Sybelia Avenue, Ste 130, (Address) Maitland, (City) FL (State) 32751 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Jon Tribbel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Conover Securities Corporation as of August 31, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Jon Tribbel, President

JANICE G ALVERSON
Notary Public
State of Washington
My Appointment Expires
Apr 29, 2022

Notary Public  Exp 4-29-22

**This report contains (check all applicable boxes):**

| | | |
|---|---|---|
| (x) | (a) | Facing page. |
| (x) | (b) | Statement of Financial Condition. |
| (x) | (c) | Statement of Income (Loss). |
| (x) | (d) | Statement of Cash Flows. |
| (x) | (e) | Statement of Changes in Stockholders' Equity. |
| ( ) | (f) | Statement of Changes in Subordinated Liabilities (not applicable). |
| (x) | (g) | Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. |
| ( ) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable) |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable). |
| (x) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable). |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable). |
| (x) | (l) | An Oath or Affirmation. |
| (x) | (m) | A Copy of the SIPC Supplemental Report. |
| ( ) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control). |
| (x) | (o) | Review report on management's assertion letter regarding exemption. |
| (x) | (p) | Management's assertion letter regarding exemption. |



**Ohab and Company, P.A.**

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Conover Securities Corporation

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Conover Securities Corporation as of August 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Conover Securities Corporation as of August 31, 2018, and the results of its operations and its cash flows for the six months then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Conover Securities Corporation's management. Our responsibility is to express an opinion on Conover Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Conover Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Schedules I and II (see page numbers 12 & 13) have been subjected to audit procedures performed in conjunction with the audit of Conover Securities Corporation's financial statements. The supplemental information is the responsibility of Conover Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Conover Securities Corporation's auditor since 2018.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida

October 29, 2018


**Conover Securities Corporation**
**Statement of Financial Condition**
**August 31, 2018**

**Assets**


| | | |
|---|---|---:|
| Cash and cash equivalent | $ | 35,055 |
| Deposit at clearing firm | | 15,006 |
| Commission receivable | | 3,741 |
| Due from related party | | 3,048 |
| Prepaid expense | | 57 |
| **Total assets** | $ | 56,907 |


**Liabilities and Stockholder's Equity**


**Liabilities**

| | | |
|---|---|---:|
| Account payable and accrued expenses | $ | 4,946 |
| **Total liabilities** | | 4,946 |

Commitments and contingencies

**Stockholder's equity**

| | | |
|---|---|---:|
| Common stock, no par value, 50,000 shares authorized, | | |
| 23,500 shares issued and outstanding. | | 258,000 |
| Accumulated deficits | | (206,039) |
| **Total stockholder's equity** | | 51,961 |
| **Total liabilities and stockholder's equity** | $ | 56,907 |


*The accompanying notes are an integral part of these financial statements.*



**Conover Securities Corporation**

**Statement of Income**

**For The Year Ended August 31, 2018**


**Revenues**

| | | |
|---|---|---:|
| Commission income | $ | 238,845 |
| Interest and dividend | | 27 |
| **Total revenues** | | 238,872 |

**Expenses**

| | |
|---|---:|
| Employee compensation and benefits | 77,783 |
| Commission expense | 83,478 |
| Communication and data processing | 21,763 |
| Occupancy and equip rental | 27,008 |
| Other operating expenses | 92,612 |
| **Total expenses** | 302,644 |

| | | |
|---|---|---:|
| **Income tax provision** | | - |
| **Net loss** | $ | (63,772) |


*The accompanying notes are an integral part of these financial statements.*


# Conover Securities Corporation

## Statement of Changes in Stockholder's Equity
### For The Year Ended August 31, 2018

|  | Common Stock | Accumulated deficits | Total |
|---|---|---|---|
| Balance at August 31, 2017 | $ 228,000 | (142,267) $ | 85,733 |
| Capital contribution | 30,000 | | 30,000 |
| Net loss | - | (63,772) $ | (63,772) |
| Balance at August 31, 2018 | $ 258,000 | $ (206,039) $ | 51,961 |

*The accompanying notes are an integral part of these financial statements.*


**Conover Securities Corporation**
**Statement of Cash Flows**
**August 31, 2018**


**Cash flow from operating activities:**

| | | |
|---|---:|---:|
| Net loss | $ | (63,772) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in: | | |
| Deposit at clearing firm | | |
| Commission receivable | (2,976) | |
| Due from related party | (865) | |
| Prepaid expense | (57) | |
| (Decrease) increase in : | | |
| Account payable and accrued | 1,820 | |
| Due to related party | (24,601) | |
| Total adjustments | | (26,679) |
| **Net cash provided by (used in) operating activities** | | (90,451) |
| | | |
| **Net cash provided by (used in) investing activities** | | - |
| | | |
| **Net cash provided by (used in) financing activities:** | | |
| Capital contribution | | 30,000 |
| **Net decrease in cash** | | (60,451) |
| **Cash at August 31, 2017** | | 95,506 |
| **Cash at August 31, 2018** | $ | 35,055 |

**Supplemental disclosure of cash flow information:**

Cash paid during the year for:

| | |
|---|---:|
| Interest | - |
| Income taxes | - |


*The accompanying notes are an integral part of these financial statements.*


## NOTE 1:  GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Organization*

Conover Securities Corporation (the "Company") was incorporated in the State of Washington on November 1, 1985.  The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.  The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services.  The Company is authorized to be (1) a mutual fund retailer, (2) a municipal securities broker, (3) a broker or dealer selling variable life insurance or annuities, (4) and a non-exchange member arranging for transactions in listed securities by exchange member.

The Company is a wholly-owned subsidiary of Abacus Group, LLC (the "Parent").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

*Cash and Cash Equivalents*
The Company considers all time deposits held in banks with initial terms of maturity at three months or less to be cash equivalents for the purposes of the statement of financial condition.  Cash and securities segregated under Federal and other regulations are not treated as cash or cash equivalents.

*Estimates*
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

*Security Transaction*
Commission income and related clearing expenses are recorded on a trade date basis.  Revenue generated from sales of mutual funds and annuities are recorded when earned on a trade-date basis.

## NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

*Income Taxes*
The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

## NOTE 2: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at August 31, 2018 was $15,006.

## NOTE 3: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

|  | Current | Deferred | Valuation Allowance | Total |
|---|---|---|---|---|
| Federal | $ | $ 45,067 | $ (45,067) | $ - |
| Total income taxes expense (benefit) | $ - | $ 45,067 | $ (45,067) | $ - |

**NOTE 3: INCOME TAXES**
**(continued)**

The Company has available at August 31, 2018, $214,605 of unused federal net operating losses, which may be applied against future taxable income, resulting in a deferred tax asset of $45,067. The net operating loss begins to expire in the year 2037.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

**NOTE 4: RELATED-PARTY TRANSACTIONS**

The Company has an expense sharing agreement with the Parent whereby the Company pays the Parent for use of its facilities. Under this agreement, the Company recorded $26,570 for rent and utilities. As of August 31, 2018, the Company owes $0 to the Parent for these expenses.

The Company will periodically pay for de minimis expenses on behalf of an affiliate. As of August 31, 2018, the affiliated entity owes the Company $3,048 for these expenses. The balance is presented as Due from Related Party on the Statement of Financial Condition.

**NOTE 5: COMMITMENTS AND CONTINGENCIES**

*Commitments*

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows.

The Company is defendant in two customer arbitration cases alleging unsuitable investment recommendations. Management does not believe there is basis in fact or law in either case. However, to avoid arbitration the Company is in negotiations to settle one case. Any settlement will be covered by the Company's insurance policy. The Company has responded to the second claim and intends to aggressively defend its position. The outcome can not be determined at this time.

## NOTE 6: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at August 31, 2018 or during the year then ended.

## NOTE 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## NOTE 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, "Revenue from Contracts with Customer (Topic 606), "which provides new guidance on revenue recognition effective for the periods beginning after December 15, 2017. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning January 2019. A lessee will be required to recognize on the balance sheet, the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

**NOTE 10: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on August 31, 2018, the Company had net capital of $48,856 which was $43,856 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness to net capital was 0.10 to 1.

## NOTE 11:  RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a difference of $0 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---:|
| Net capital per unaudited schedule | $ | 48,856 |
| Adjustment to record additional liability owed to Parent | | - |
| Net capital per audited statements | $ | 48,856 |

# CONOVER SECURITIES CORPORATION
## Schedule I - Computation of Net Capital Requirements
## Pursuant to Rule 15c3-1
## As of August 31, 2018

**Computation of net capital**

| | | |
|---|---:|---:|
| Common stock | $ 258,000 | |
| Accumulated deficits | (206,039) | |
| **Total stockholder's equity** | | $ 51,961 |
| | | |
| Less: Non-allowable assets | | |
| Due from related party | (3,048) | |
| Prepaid expense | (57) | |
| **Total non-allowable assets** | | (3,105) |
| **Net Capital** | | 48,856 |

**Computation of net capital requirements**

| | | |
|---|---:|---:|
| Minimum net capital requirement | | |
| 6 2/3 percent of net aggregate indebtedness | $ 330 | |
| Minimum dollar net capital required | $ 5,000 | |
| | | |
| Net capital required (greater of above) | | 5,000 |
| **Excess net capital** | | $ 43,856 |
| | | |
| Aggregate indebtedness | | $ 4,945 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 0.10 : 1 |

*See independent auditor's report*

**CONOVER SECURITIES CORPORATION**

**Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3**

**As of August 31, 2018**

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.



# Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Conover Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Conover Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Conover Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Conover Securities Corporation stated that Conover Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Conover Securities Corporation management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Conover Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Ohab and Company, PA*

Ohab and Company, PA
Maitland, Florida

October 29, 2018



Conover Securities Corporation. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Conover Securities Corporation operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent Fiscal year without exception.

I, Jon Tribbel, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



10/29/2018

Jon Tribbel, President